1. Name and Address of Reporting Person:  Jimmie T. G. Coulson
5920 South Phalon Lane    Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company; CDAL
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  November, 21, 2002
6. Relationship of Reporting Person to Issuer: Director, Pres/CEO 10% owner Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
2. Transaction Date: 11/21/02
3. Transaction Code:  D
4. Securities Disposed of: Amount - 471 (D) Disposed of Price $0.06
5. Amount of Securities Beneficially Owned:  2,685,237
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
5. Amount of Securities Beneficially Owned at End of Month:  11,904
6. Ownership Form:  Indirect
7. Nature of Indirect Beneficial Ownership:  Partnership